

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Via E-mail
R. Brian Hanson
President and Chief Executive Officer
ION Geophysical Corporation
2105 CityWest Blvd
Suite 400
Houston, TX 77042-2839

> **Re: ION Geophysical Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 1-12691**

Dear Mr. Hanson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   You state on page 22 of the 10-K that you "have operations in and sales into certain international areas…that are subject to…possible economic and legal sanctions (such as possible restrictions against countries that the U.S. government may consider to be state sponsors of terrorism)." Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.   You refer on page 3 of the 10-K to your 49% interest in INOVA Geophysical. You state on page 4 of the 10-K that the remaining 51% interest is owned by BGP Inc., a subsidiary of China National Petroleum Company ("CNPC"). We note state government prohibitions on investment in or business with CNPC due to its operations in Iran and Sudan. Please discuss for us the potential for your relationship with BGP to have an adverse impact upon your reputation and share value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance

       Jamey S. Seely
       Executive Vice President and General Counsel
       ION Geophysical Corporation